Rachel V. Nass Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-0423 Tel (213) 486-9034 Fax rvvn@capgroup.com thecapitalgroup.com

August 31, 2017

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re: Emerging Markets Growth Fund, Inc. (the “Fund”)

File Nos.: 333-74995/811-04692

Dear Mr. Cowan:

This letter is in response to the mark-up you provided on July 28, 2017 to the Fund’s Post-Effective Amendment No. 29 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 60 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), in which the Fund registered new classes of shares – Classes F-3 and R-6 – to be offered by the Fund. We appreciate your prompt response to the previous filing.

We have summarized your comments and provided our responses below. We have incorporated any changes to the Registration Statement in the filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on September 1, 2017.

I. Prospectus

A.	Cover page

  Update series and class identifiers on EDGAR.

Response: We have updated EDGAR to address this comment.

B.	Fees and expenses of the fund

  In footnote 1 to the “Annual fund operating expenses” table, what does “when the fund began offering two additional share classes” mean?

Response: We have updated the disclosure to clarify the meaning.

  Please explain footnote 2 to the “Annual fund operating expenses” table - e.g., is there an expense component that is unique to the new class. Otherwise, expenses for new class should be based on actual fund expenses.

Response: Certain class-level operating expenses for the Fund’s new share classes must be estimated. For example, the Fund has a new transfer agent as of July 10, 2017 and transfer agency fees, which are included in the “Other expenses” line item, are not fixed and will differ for shares held by the Fund’s transfer agent and shares held by third parties. For the new share classes that are not yet offered to the public, the Fund must estimate the ratio of shares held by the Fund’s transfer agent relative to shares held by third parties in order to calculate expected transfer agency expenses. Since such transfer agency costs are requisite inputs into the “Other expenses” calculation, and since such costs for a new share class must be estimated, “Other expenses” for the current fiscal year are, by definition, also estimated. In addition, the administrative services fee is a new fee for the Fund and so is not reflected in the actual expenses.

C.	Principal investment strategies (Item 4)

  The item 9 disclosure states that under normal market conditions, the Fund invests at least 80% of its net assets in developing country securities. Please revise this disclosure consistent with that language.

Response: We have updated the disclosure to address this comment.

D.	Principal risks (Item 4)

  Please add risks associated with Global Depositary Receipts, American Depositary Receipts and other types of depositary receipts briefly in Item 4 and in more detail in Item 9.

Response: We believe that the principal risks associated with depositary receipts are adequately covered in Item 4 and in Item 9 by our risk disclosure relating to equities generally, including our risks on “Market conditions” and “Issuer risks”. While we have provided additional detail on depositary receipts in the statement of additional information, we do not believe that this additional detail is appropriate for the prospectus given the instruction in Form N-1A is to summarize only the principal risks.

E.	Investment results

  Please identify the share class reflected in the bar chart. The disclosure below regarding the original share class refers only to the average annual total returns table.

Response: We have updated the disclosure to address this comment.

  As the fund has a June 30th fiscal year end, please include a footnote to the bar chart with year to date return information as of the most recent quarter.

Response: We have updated the disclosure to address this comment.

  Should the reference to a tax-favored arrangement, such as a 401(k) plan, also include an individual retirement account?

Response: We have updated the disclosure to also include reference to an IRA.

F.	Investment objective, strategies and risks (Item 9)

  Please disclose if the fund’s investment objective can be changed without shareholder approval.

Response: We have updated the disclosure to address this comment.

  Please define "net assets" to be "net assets plus borrowings for investment purposes." unless net assets is defined elsewhere that way.

Response: As disclosed in the statement of additional information, the Fund has adopted a fundamental policy not to borrow money, except as permitted by (i) the 1940 Act and the rules and regulations thereunder or (ii) exemptive or other relief or permission from the U.S. Securities and Exchange Commission (the “SEC”) or its staff (the “Staff”). Notwithstanding the enumerated exceptions to this fundamental policy, borrowing money for investment purposes is not a strategy of the Fund. That being the case, we believe it is unnecessary — and, importantly, would likely result in shareholder confusion — to include the technical definition of “assets” under Rule 35d-1 in the prospectus disclosure for the Fund. Accordingly, we respectfully decline to supplement the disclosure as proposed.

  If there are any particular countries, regions, industries or sectors that the Fund has significant exposure to, please disclose and associated risks.

Response: While the specific countries, regions, industries or sectors in which the Fund may invest changes over time, we believe that the principal risks are adequately captured by our risk factors on “Investing outside the United States” and “Investing in developing countries.”

G.	Purchase and sale of fund shares

  Add the two points of disclosure from the Capital Group letter, dated January 6, 2017, Re. Request for interpretive guidance regarding Section 22(d) of the 1940 Act (the “Capital Group letter”) in the Item 12 disclosure.

Response: We included the points of disclosure from the Capital Group letter in the narrative preceding the fee table and in the narrative preceding the expense example, as required by the Frequently Asked Questions on IM Guidance Update 2016-06 (the “FAQs”) and Instruction 1(e)(i) of Form N-1A. We do not think it’s necessary to include this disclosure in Item 12 as well given that the FAQs and Form N-1A only require inclusion in these sections of the summary prospectus.

  Please add the new disclosure required by Item 11(c)(7) and (8).

Response: We have updated the disclosure to address this comment.

H.	Share classes

  Please disclose that an investor transacting in F-2 and F-3 shares of the Fund may be required to pay a commission to a broker.

Response: Please see our response in section I.G.1 above.

I.	Financial Highlights

  Please indicate which existing share class is reflected in the Financial Highlights table.

Response: We have updated the disclosure to address this comment.

II. Statement of Additional Information (“SAI”)

A.	Certain Investment limitations and guidelines

  Please change “assets” to "net assets plus borrowings for investment purposes."

Response: Please see our response in section I.F.2 above.

B.	Fund policies

  How are Government Sponsored Enterprises defined?

Response: We are not using this as a defined term as we believe the meaning is commonly understood and have revised the disclosure accordingly.

  The nonfundametal policies state that “The fund will not purchase any security (other than marketable obligations of a national government or its agencies or instrumentalities) if as a result, investments in a single issuer would exceed 10% of the fund’s net assets. Please clarify if this means the Fund can invest more than 25% of total assets in securities of foreign governments or its agencies. These securities must be counted for concentration purposes.

Response: We confirm that securities of foreign governments and their agencies are included in the 25% industry concentration limit set forth in fundamental policy 1f.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-0423.

Sincerely,

/s/ Rachel V. Nass

Rachel V. Nass

Counsel